FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of: July 2006

Commission File Number: 0-29452

RADCOM LTD.
(Translation of Registrant’s Name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☒ Form:40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

THE FINANCIAL STATEMENTS ATTACHED TO THIS FORM 6-K ARE HEREBY INCORPORATED BY REFERENCE INTO RADCOM LTD.’S (“RADCOM”) REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-07964, 333-13244, 333-13246, 333-13248, 333-13250, 333-13252, 333-13254, 333-14236, 333-111931, 333-123981), AND ON FORM F-3 (REGISTRATION STATEMENT NO. 333-115475), AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This report on Form 6-K of Radcom consists of the following documents, which are attached hereto and incorporated by reference herein:

1.	Press Release:RADCOM NAMES JONATHAN BURGIN AS NEW CFO Dated July 10, 2006.

2.	Press Release:RADCOM ANNOUNCES PRELIMINARY SECOND QUARTER 2006 RESULTS Dated July 14, 2006.

3.	Press Release:RADCOM ANNOUNCES SECOND QUARTER 2006 RESULTS Dated July 24, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Radcom Ltd. (Registrant)
Dated: August 11, 2006.	By: /s/ Jonathan Burgin Jonathan Burgin Chief Financial Officer

EXHIBITS INDEX

Exhibit Number	Description of Exhibits

10.1.	Press Release:RADCOM NAMES JONATHAN BURGIN AS NEW CFO Dated July 10, 2006.

10.2.	Press Release:RADCOM ANNOUNCES PRELIMINARY SECOND QUARTER 2006 RESULTS Dated July 14, 2006.

10.3.	Press Release:RADCOM ANNOUNCES SECOND QUARTER 2006 RESULTS Dated July 24, 2006.